FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 20, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 20, 2003                                    By: LORRAINE DAY
                                                             ------------------
                                                              Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                    U.S. FDA APPROVES LEVITRA(R) (vardenafil HCl)

Philadelphia, PA, and London, August 19, 2003 - GlaxoSmithKline plc [LSE and
NYSE: GSK] announced today that LEVITRA(R) (vardenafil HCl) has been approved by the U.S. Food and Drug Administration (FDA) for the treatment of erectile dysfunction (ED). Co-developed and co-promoted with Bayer AG [DAX and NYSE:
BAY], Levitra is a PDE-5 inhibitor and provides men in the United States with the first alternative treatment option for the treatment of ED in five years. It is expected that Levitra will be available in U.S. pharmacies nationwide within the next few weeks.

 "We're delighted with the approval of this promising new therapy," said Chris Viehbacher, President, U.S. Pharmaceuticals, GlaxoSmithKline. "Together with Bayer, we are committed to educating men and their doctors about Levitra and the important role it can play in improving their sexual health."

Levitra has now been approved in more than 50 countries globally.

As previously disclosed, Pfizer has filed suit in the USA alleging that one of its patents would be infringed by the sale of Levitra. The case is in its early stages.

S M Bicknell
Company Secretary

19 August 2003

About GSK:
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GlaxoSmithKline, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the GlaxoSmithKline group of companies' operations are described under Risk Factors in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report on Form 20-F for 2002, filed with the US Securities and Exchange Commission."


                                                       # # #
For further information, please contact:


GSK Enquiries
UK Media                        Martin Sutton           020 8047 5502
                                David Mawdsley          020 8047 5502
                                Chris Hunter-Ward       020 8047 5502
US Media                        Nancy Pekarek           (215) 751 7709
                                Mary Anne Rhyne         (919) 483 2839
                                Patricia Seif           (215) 751 7709
European Analyst/Investor
                                Duncan Learmouth        020 8047 5540
                                Philip Thomson          020 8047 5543
                                Anita Kidgell           020 8047 5542
US Analyst/Investor             Frank Murdolo           (215) 751 7002
                                Tom Curry               (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


19 August 2003              Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 19,061 Ordinary Shares in the Company on behalf of participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 20 August 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

20 August 2003